Exhibit 4.23

(Summary Translation)

Loan Agreement with Bank of China, Zhenjiang Branch

Date of the Agreement	April 17, 2019

Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.

Lender (Party B)	Bank of China, Zhenjiang Branch

Use of loan proceeds	Construction multicrystalline silicon production facilities

Amount	RMB400 million

Term of loan	Sixty months

Interest rate	10% over PBOC’s one-year to five-year loan prime rate as of the working day immediately before the date of actual drawdown

Penalty rate	In the event of failure to repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate. In the event that Party A does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate.

Repayment	Party A shall deposit sufficient funds in the account no later than five bank working days before maturity of each installment of principal and interest, and Party B may deduct relevant amounts from such account to repay the relevant principal and interest on the corresponding maturity date. Interest is payable on the 21th day of each month of a quarter. Principal is payable at a specified repayment schedule.

Guarantee	Maximum amount guarantees provided by Daqo Group Co., Ltd. and Daqo New Energy Corp. and maximum amount mortgage provided by Xinjiang Daqo New Energy Co., Ltd. (the “Guarantors”)

Party A’s Covenants

Party A shall:

(1) provide its financial statements and other relevant materials to Party B on a regular or timely basis as requested by Party B and maintain its debt to asset ratio at no more than 70%;

(2) accept credit inspection and supervision of Party B, and render sufficient assistance and cooperation;

(3) obtain Party B’s prior written consent in the event of any merger, spinoff, capital decrease, equity transfer, investment, material increase in indebtedness, major assets or creditors’ rights transfer or other event adversely affecting Party A’s solvency;

(4) notify Party B in a timely manner, under the following circumstances:

i.	There are changes to the articles of association, business scope, registered capital or legal representative of Party A or the Guarantors;

ii.	Any form of joint operation, equity or contractual joint venture with foreign parties, contractual operation, restructuring, shareholding structure reform, planned listing or other change of business models;

iii.	Party A’s involvement in material litigation or arbitration, or attachment, detention or custody of property or collateral, or additional security created on the collateral;

iv.	Party A is shut down, dissolved, liquidated, suspended of business for rectification, cancelled, revoked of business license, or filed for bankruptcy;

v.	The shareholders, directors and existing senior officers are involved in material litigation or economic disputes;

vi.	Party A has breached any of its other contracts; and

vii.	Party A has difficulty in business operation or its financial condition deteriorates.

(5) not declare any dividends if its after-tax profit is nil or negative or insufficient to make up for previous years’ cumulative losses;

(6) not dispose of its assets which will impair its debt performance capacity; and

(7) not transfer loan to an affiliate, unless such transfer conforms to the purpose specified or approved by Party B.

Breach

Any of the following constitutes a default under this Agreement:

(1) Party A fails to repay the loans in accordance with the Agreement;

(2) Party A fails to use the loan proceeds in accordance with this Agreement;

(3) Any of the representations made by Party A is not true or Party A breaches any of the undertakings made by it;

(4) There is a material change in Party A or its guarantor’s financial condition, and Party A fails to provide additional security in accordance with this Agreement;

(5) Party A or its guarantor breaches, or a cross-default occurs under, any other agreement with Party B or any other branches of Bank of China;

(6) Party A terminates its business or is subject to dissolution, cancellation or bankruptcy;

(7) Party A is involved in significant economic disputes, lawsuits, arbitrations and administrative punishment, or Party A’s property is seized, forfeited or enforced, which will affect Party A’s ability to perform its obligations of this Agreement;

(8) There is an unusual change in Party A’s principal investors and key management or a judicial investigation involving Party A’s principal investors and key management, which will affect Party A’s ability to perform its obligations of this Agreement; or

(9) Party A otherwise violates this Agreement.

Upon occurrence of events of breach, Party B may take any one or more of the following actions subject to specific circumstances:

(1) require Party A or the Guarantors to rectify their breaches within a specified period of time;

(2) reduce, suspend, cancel or terminate the loans to Party A in whole or in part;

(3) suspend or terminate, in whole or in part, loan drawdown application or other business applications of Party A; and to suspend or cancel or terminate, in whole or in part, the drawdown, payment and processing of the loan not released yet or trade financing not processed yet;

(4) declare that the principal and interest of the loans under this Agreement and other trade financing provided by Party B and any other amounts payable shall become immediately due and payable in whole or in part;

(5) change the pre-conditions to disburse the loan or make payments in accordance with Party A’s credit condition;

(6) terminate or rescind the agreement, and to terminate or rescind other contracts between Party A and Party B;

(7) require Party A to compensate for losses caused to Party B as a result of its breach, including without limitation litigation costs, attorney’s fees, notarization fees, enforcement costs and other relevant expenses incurred in connection with realization of the creditor’s right;

(8) deduct the funds from the accounts opened by Party A with Party B and other branches of Bank of China to discharge all or part of the debts. The funds that have not matured yet in the accounts shall become mature in advance;

(9) exercise its right over the security and require the guarantors to perform their obligations; and

(10) other measures that Party B deems necessary and feasible.

3